                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(MARK ONE)

/X/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                         COMMISSION FILE NUMBER: 0-21660

A. FULL TITLE OF THE PLAN:

                   PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                         PAPA JOHN'S INTERNATIONAL, INC.
                           2002 PAPA JOHN'S BOULEVARD
                         LOUISVILLE, KENTUCKY 40299-2334
                                 (502) 261-7272

FINANCIAL STATEMENTS AND SCHEDULE

Papa John's International, Inc. 401(k) Plan

DECEMBER 31, 1999 AND 1998 AND YEAR ENDED DECEMBER 31, 1999
WITH REPORT OF INDEPENDENT AUDITORS

                   Papa John's International, Inc. 401(k) Plan

                              Financial Statements
                                  and Schedule

                         December 31, 1999 and 1998 and
                          Year Ended December 31, 1999

                                    Contents

Report of Independent Auditors..............................................1

Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statement of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements...............................................4

Schedule

Schedule of Assets Held for Investment Purposes At End of Year..............8

                         Report of Independent Auditors

401 (k) Plan Committee
Papa John's International, Inc.

We have audited the accompanying statements of net assets available for benefits of the Papa John's International, Inc. 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                  /s/ Ernst & Young LLP

May 19, 2000
Louisville, Kentucky

PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                              DECEMBER 31
                                                          1999           1998
                                                       -------------------------
ASSETS
Investments at fair value:
  Common stock:
    Papa John's International, Inc.                    $  144,850     $  100,560
  Mutual funds:
    Davis New York Venture Fund                           463,574        179,736
    AIM Constellation Fund                              2,040,609      1,089,075
    Templeton Foreign Fund                                605,404        319,528
    AIM Value Fund                                      1,930,436      1,090,724
    Oppenheimer Quest Opportunity Fund                    906,803        663,055
    American Balanced Fund                                470,438        322,633
    Bond Fund of America                                  337,131        240,613
    AIM Money Market Fund                                 458,986        252,829
  Interest bearing cash                                    19,590           --
  Participant loans                                       215,724        100,172
                                                       -------------------------
       Total investments                                7,593,545      4,358,925
Contributions receivable:
   Participants                                           228,302        174,901
   Employer                                               217,748           --
                                                       -------------------------
       Total contributions receivable                     446,050        174,901
                                                       -------------------------
TOTAL ASSETS                                            8,039,595      4,533,826

LIABILITIES
   Excess contributions refundable to participants            108           --
                                                       -------------------------
NET ASSETS AVAILABLE FOR BENEFITS                      $8,039,487     $4,533,826
                                                       =========================

SEE ACCOMPANYING NOTES.

PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999

 ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
  Investment income:
    Net appreciation in fair value of investments               $  711,881
    Interest and dividends                                         502,833
                                                               -----------
  Net investment income                                          1,214,714
  Contributions:
    Participants                                                 2,532,323
    Employer                                                       217,748
                                                               -----------
  Total contributions                                            2,750,071
                                                               -----------
TOTAL ADDITIONS                                                  3,964,785

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
  Benefits paid to participants                                    455,474
  Administrative fee                                                 3,650
                                                               -----------
TOTAL DEDUCTIONS                                                   459,124
                                                               -----------
NET INCREASE                                                     3,505,661
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR           4,533,826
                                                               -----------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                $8,039,487
                                                               ===========

SEE ACCOMPANYING NOTES.

                   Papa John's International, Inc. 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1999

1. DESCRIPTION OF PLAN

Papa John's International, Inc. (the "Company") established the Papa John's International, Inc. 401(k) Plan (the "Plan") on October 1, 1995. The Plan is a defined contribution plan available to all employees of the Company, and its subsidiaries, who have attained the age of twenty-one, completed one year of service and who work at least 1,000 hours annually. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participants may voluntarily elect to contribute from 1 to 15 percent of their annual eligible wages to their account within the Plan. In 1999, the Company amended the Plan by stating that the Company may, at its discretion, make matching or profit sharing contributions to the Plan. In 1999, the Company contributed, to participants actively employed on the last day of the plan year, an amount equal to 25 percent of the pretax contributions made by participants up to 6% of eligible compensation from July 1, 1999 to December 31, 1999.

The contributions are allocated among eight alternative mutual funds and Company common stock at the direction of the participant. Each fund's investment income or loss, less any investment management fees, is allocated to participant accounts based on their proportionate interest in the fund. The value of participant accounts will fluctuate with the market value of the securities in which the fund is invested. The contributions and the earnings on those contributions are immediately vested to the participant and are payable upon retirement, death or disability, termination of employment, or earlier for hardship reasons. Participants may also borrow from their account through participant loans. The Summary Plan Description provides a more complete description of the Plan's provisions.

Certain Plan administrative expenses are paid by the Company.

Effective January 1, 1999, the Company amended the Plan for a change in the years of service over which discretionary employer contributions become vested. Such contributions vest over a period of one to five years compared to two to six years prior to the amendment.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                   Papa John's International, Inc. 401(k) Plan

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

Mutual funds are stated at fair value as determined by quoted market prices. Papa John's International, Inc. Common Stock is stated at fair value as determined by the last reported sales price on the last business day of the plan year. Participant loans are stated at an estimated fair value based on their outstanding balances.

CONTRIBUTIONS

Contributions from participants are recorded when the Company makes payroll deductions. Discretionary employer contributions are determined and recorded annually. Contributions receivable represent amounts not yet deposited into the participants' individual accounts.

EXCESS CONTRIBUTIONS REFUNDABLE TO PARTICIPANTS

The Plan is subject to certain contribution limits for highly-compensated participants as defined by the Internal Revenue Code (the "IRC"). Calculations performed subsequent to the Plan year-end indicated that excess contributions refundable to participants amounted to $108 as of December 31, 1999. There were no excess contributions refundable to participants as of December 31, 1998.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

                   Papa John's International, Inc. 401(k) Plan

3. INVESTMENTS

During the year ended December 31, 1999, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

     Papa John's International, Inc. Common Stock                $(92,262)
     Mutual funds                                                 804,143
                                                                 --------
                                                                 $711,881
                                                                 ========

4. TAX STATUS

The Company has not obtained a determination letter from the Internal Revenue Service stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the Company has represented that the Plan is qualified and, therefore, the related trust is exempt from taxation.

                                    Schedule

                   PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN

                        EIN: 61-1203323, Plan Number: 001

                   Schedule H, Line 4i-Schedule of Assets Held
                     for Investment Purposes At End of Year

                                December 31, 1999

                                                         DESCRIPTION OF
                                                      INVESTMENT, INCLUDING
                                                      SHARES HELD OR RATE OF
IDENTITY OF ISSUE OR BORROWER                              INTEREST                     CURRENT VALUE
------------------------------------------------------------------------------------------------------
Common Stock:
*  Papa John's International, Inc.                             5,558    shares            $  144,850

Mutual Funds:
  Davis New York Venture Fund                                 16,119    shares            $  463,574
  AIM Constellation Fund                                      50,373    shares             2,040,609
  Templeton Foreign Fund                                      53,957    shares               605,404
  AIM Value Fund                                              39,534    shares             1,930,436
  Oppenheimer Quest Opportunity Fund                          26,315    shares               906,803
  American Balanced Fund                                      32,624    shares               470,438
  Bond Fund of America                                        25,973    shares               337,131
  AIM Money Market Fund                                      458,986    shares               458,986
                                                                                          ----------
Total Mutual Funds                                                                        $7,213,381

Interest Bearing Cash                                         19,590    shares                19,590

Participant Loans                                       8.75% to 10.5% per annum             215,724
                                                                                          ----------
Total Investments                                                                         $7,593,545
                                                                                          ==========

                   * Represents party in interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                   PAPA JOHN'S INTERNATIONAL, INC.,
                                   401(K) PLAN

Date: June 16, 2000                By: /s/ E. Drucilla Milby
     -------------------              ------------------------------------
                                        E. Drucilla Milby
                                        Senior Vice President, Chief Financial
                                        Officer and Treasurer


                                                                              9